EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 11, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F** ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO** X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

JOAQUÍN DE FUENTES BARDAJÍ
General Vice- Secretary
and Vice – Secretary of the Board of Directors
TELEFÓNICA, S.A.

FURTHER INFORMATION ON SIGNIFICANT EVENT OF JULY 9TH, 2002

Telefónica, S.A., in accordance with that stated in article 82 of Spanish Stock Market Law, yesterday published a significant event regarding the registering of Telefónica 's financial statements applying US generally accepted accounting principles (US GAAP).

Telefónica would like to add further information to the aforementioned significant event:

Telefónica, S.A. and other Group companies have, in the past, made acquisitions that were paid through the issuance of new shares.

In Spain these increases were accounted for at their issue value, as approved by the corresponding Annual General Shareholders' Meetings. These investments and shareholders' equity were accounted for with no revaluation over the accounting value of the acquired companies, in compliance with the Spanish accounting legislation.

Periodically, as a company whose securities are traded in the US, Telefónica is obliged to present its financial statements applying US GAAP. These financial statements include the revaluation of the aforementioned investments, among other items, up to the market value at the moment the transaction took place, which therefore results in goodwill that does not appear in the financial statements under Spanish generally accepted accounting principles.

At the close of every accounting period, and when applying either Spanish or US generally accepted accounting principles, an analysis must be made of the recoverability of the value of the company's assets. Under US GAAP, this analysis has meant that a provision has been made on the goodwill of certain investments that have had a Euros 8,452 million impact on results. This provision is not applicable under Spanish generally accepted accounting principles, as the aforementioned goodwill has not been generated, given that no revaluation took place at the time of the acquisition.

As no revaluation has taken place under Spanish generally accepted accounting principles, Telefónica's consolidated shareholders'equity under US GAAP is substantially greater than its shareholders'equity in its Spanish financial statements.

Lastly, and extract of the 20 F has been annexed to this document, as it reflects all the adjustments made.

Madrid, July 10th, 2002

Reconciliation of Net Income and Shareholders' Equity to Generally Accepted Accounting Principles in the United States

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income and shareholders' equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Millions of Euros		In Millions of U.S. Dollars (Note 2.e.)
	2000	2001	2001
Shareholders' equity under Spanish GAAP	**25,930.54**	**25,861.62**	**23,019.43**
Additions (deductions) for U.S. GAAP purposes:			
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.1)	(821.58)	(768.86)	(684.36)
Research and development expenses (Note 25.2)	(390.45)	(186.87)	(166.33)
Foreign currency exchange gains (Note 25.3.e)	4.23	1.55	1.38
Capital increase expenses (Note 25.3.a)	(227.81)	(325.59)	(289.81)
Start-up costs (Note 25.3.b)	(267.67)	(348.76)	(310.43)
Income recognized from PRIDES (Note 25.3.d)	(17.75)	(11.05)	(9.84)
Reflagging expenses (Note 25.3.f)	(24.07)	(15.05)	(13.40)
Goodwill, amortization, and impairments (Note 25.9)	18,614.92	6,785.86	6,040.09
Capitalized interest (Note 25.3.c)	500.59	522.55	465.12
Pension Plan of the Brazilian investees (Note 25.11)	454.93	276.11	245.77
Unrealized gains on marketable securities – SFAS No. 115 (Note 25.10)	761.89	6.54	5.82
Consolidation method and others (Note 25.7)	(86.67)	(68.42)	(60.90)
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)	580.99	617.24	549.41
Revenue recognition (SAB 101) – (Note 25.4)	(260.02)	(1,253.35)	(1,115.61)
Treasury stock (Note 25.12)	(65.04)	(260.70)	(232.05)
Derivatives and hedging activities (SFAS No. 133) – effect in period (Note 25.13)	-	(100.00)	(89.01)
Stock options plans (Note 25.14)	-	(157.52)	(140.21)
Other U.S. GAAP adjustments (Note 25.15)	10.51	(20.45)	(18.19)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	652.79	1,174.48	1,045.40
Total additions (deductions), before cumulative effect of a change in accounting principle	**19,419.79**	**5,867.71**	**5,222.85**
Cumulative effect of a change in accounting principle:			
Revenue recognition (SAP 101), as of January 1, 2000 (Note 25.4)	(992.58)	-	-
Derivatives and hedging activities (SFAS No. 133), as of January 1, 2001 (Note 25.13)	-	40.50	36.05
Shareholders' equity under U.S. GAAP	**44,357.75**	**31,769.83**	**28,278.33**

	Millions of Euros			In Millions Of U.S. Dollars (Note 2.e.)
	1999	2000	2001	2001
Net income under Spanish GAAP	**69.60**	**2,504.81**	**2,106.81**	**1,875.27**
Additions (deductions) for U.S. GAAP purposes:				
Reversal of depreciation on revalued portion of fixed assets (Note 25.1)	170.19	124.87	52.71	46.92
Research and development expenses (Note 25.2)	80.41	16.08	205.82	183.20
Foreign currency exchange gains (Note 25.3.e)	(19.34)	(0.01)	(2.68)	(2.39)
Reversal of amortization of capital expenses (Note 25.3.a.)	19.27	15.27	84.78	75.46
Start-up costs (Note25.3.b)	(98.74)	(162.52)	(263.45)	(234.50)
Reflagging expenses (Note 25.3.f)	(2.25)	(6.18)	7.26	6.46
Capitalized interest, net of amortization (Note 25.3.c)	(82.07)	(77.79)	(67.87)	(60.41)
Goodwill, amortization, and impairments (Note 25.9):				
- Goodwill arising from acquisitions, net of amortization and translation adjustment	(4.98)	187.98	(1,128.43)	(1,004.42)
- Impairment of goodwill	-	-	(8,452.00)	(7,523.13)
Early retirement (Note 25.5)	445.44	(505.32)	-	-
Pension Plan of the Brazilian investees (Note 25.11)		454.93	(129.21)	(115.01)
Unrealized gains (losses) on marketable securities SFAS No. 115 (Note 25.10)	82.38	(88.55)	(0.41)	(0.36)
Consolidation method and others (Note 25.7)	(76.00)	(30.78)	20.01	17.81
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)	152.05	86.34	36.25	32.27
Revenue recognition (SAB 101) – effect in period (Note 25.4)	-	(260.02)	23.94	21.31
Treasury stock (Note 25.12)	-	133.15	(127.17)	(113.19)
Reclassification of cumulative currency translation adjustment of disposed investees (Note 25.9)	-	(130.90)	35.45	31.55
Derivative instruments and hedging activities (SFAS No. 133) – effect in period (Note 25.13)	-	-	(261.70)	(232.94)
Change in subsidiaries' fiscal year end (Note 25.8)	-	-	(51.05)	(45.44)
Stock options plan (Note 25.14)	-	-	(14.89)	(13.25)
Other U.S. GAAP adjustments (Note 25.15)	-	7.74	(33.92)	(30.19)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	(181.75)	579.41	162.68	144.80
Income, under U.S. GAAP, before cumulative effect of a change in accounting principle	**554.21**	**2,848.51**	**(7,797.07)**	**(6,940.18)**
Cumulative effect of a change in accounting principle:				
Revenue recognition (SAB 101), as of January 1, 2000 (Note 25.4)	-	(992.58)	-	-
Derivatives and hedging activities (SFAS No. 133), as of January 1, 2001 (Note 25.13)	-	-	614.80	547.23
Net income under U.S. GAAP	**554.21**	**1,855.93**	**(7,182.27)**	**(6,392.95)**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date:

By: ______________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors